
THUNDER
ENERGY
TRUST

400, 321 – 6th Avenue SW
Calgary, AB T2P 3H3

P. 403.294.1635
F. 403.232.1317

thunderenergy.com

November 28, 2006


06019153

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
USA


SEC MAIL PROCESSING SECTION
RECEIVED
DEC 0 7 2006
152
WASH. D.C.

SUPPL

Dear Sir or Madam:

Re: Rule 12g3-2(b) Submission
Commission File No. 82-34957

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Thunder Energy Trust hereby furnishes to the Commission the following:

1. Press Release dated November 28, 2006.
2. Press Release dated November 28, 2006.

Yours truly

Sheila Hearnden
Executive Assistant

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

File # 82-34957



THUNDER ENERGY TRUST | NEWS RELEASE | THY.UN

Thunder Announces 2007 Guidance

Calgary, Alberta. November 28, 2006 - Thunder Energy Trust (TSX: THY.UN) today announced 2007 production and capital expenditure guidance.

2007 HIGHLIGHTS

- Production target of 9,500 boe/d; 62% gas weighted;
- Capital expenditures of $62 million, approximately 55% weighted to oil projects;
- A drilling program targeting 57 wells (31.0 net);
- Payout ratio of 83% based on monthly distributions of $0.12 per unit, based on AECO gas $6.90/GJ ($7.27/mmBtu) and WTI $US63.00/bbl;
- 2007 cash flow of approximately $90 million;
- More than 80% of operated drilling targets are defined by 3-D seismic, outside of the infill-drilling program at Fenn-Big Valley.

2007 PROPOSED DRILLING AND CAPITAL ACTIVITY

2007 Capital Expenditures	$ Million
Property Development and Exploitation	44.0
Land & Seismic	8.0
Facilities	4.0
Lease Restoration & Abandonment	2.0
Capitalized G&A	4.0
Total	**62.0**

The following outlines the Trust's 2007 development plans in its major areas of activity:

West Alberta

Sylvan Lake
Eight wells (3.6 net) are forecast for drilling in 2007. Thunder's success at locating Leduc reef targets through 3-D seismic interpretation has led to low production finding costs in the Sylvan Lake area. Construction of a Thunder-interest battery with 5,000 boe/d (2,500 net) of capacity is scheduled in the first quarter 2007, with a target on stream date early in the second quarter. Approximately 35% of Thunder's $62 million capital program is allocated to Sylvan Lake.

Central Alberta

An estimated 45% of 2007-projected capital is allocated to the core district of Central Alberta. Highlights of activity follow:

Manola
Two key wells (1.0 net) targeting a new play type are being drilled in Q4 2006. If successful, they will set up an additional two wells (1.5 net) in 2007, with a view to extending this program based on success. Production currently flows through an Alta-Gas compression facility, which has available capacity.

Rosalind

3-D seismic has proved to be the key to unlocking additional value at Rosalind, one of Thunder's oldest properties. With 100% owned infrastructure in place, three locations (3.0 net) are planned targeting the Upper and Lower Mannville horizons.

Fenn-Big Valley

Since Trust inception, a total of 55 wells have been drilled in Fenn with higher than expected success. The area has been confirmed as a resource-type play in the extensive Belly River sand horizons. Production from a series of upper, middle, and lower sand groups has proved to be significant and predictable.

Although lower gas prices have curtailed the 2007 program, 15 wells (11.1 net) are scheduled at Fenn as part of Thunder's continuous development program. The strategic alliance with the Trust's partner, Ember Resources Inc., has resulted in a wellbore and facility cost sharing arrangement, which has materially enhanced the economics of this drill project. All major Thunder-owned facilities installations and modifications are now in place to provide for future production.

Minor Acquisition: Thunder Energy Trust recently signed an agreement to purchase approximately 1.8 mmcf/d of shallow gas production in the Fenn area for $10.6 million. The acquisition is set to close by the end of November 2006. Independent reserves evaluation assigned proved plus probable gas reserves of 3.3 bcf and proved reserves of 1.8 bcf at August 31, 2006.

Matziwin

A key Q3 2006 discovery well in Matziwin came on production in the fourth quarter, and is currently being produced through Thunder's 100% owned facilities. The Trust will be shooting 3-D seismic in the first quarter to further delineate a development strategy. Six locations (5.5 net) are anticipated for 2007.

Minor Interest Drilling

An additional 23 wells (6.3 net) are forecast for drilling in Thunder's Northern Alberta district and at Skiff, Alberta and Mansur, Saskatchewan.

Facilities

Sylvan Lake: A Thunder-owned battery facility is scheduled for construction in Q1 2007, which will be adjacent to the major Trust-operated battery at Sylvan Lake. Start-up is anticipated in the second quarter.

Whiskey Creek: A compressor expansion at the Imperial Oil operated Quirk Creek gas plant is targeted for installation and start-up in the second quarter 2007, which will allow Thunder's production to flow to a low-pressure inlet pursuant to a third party fee arrangement.

Seismic & Land

To continue to grow the Trust's existing undeveloped land and drilling inventory, Thunder is allocating $8.0 million to land and seismic.

Forward Strategy

As with all energy trusts, the details are still unknown as to the federal government's proposed tax changes for income trusts. At this time, Thunder's tax pools of approximately $300 million at the end of Q3 2006, relative to the Trust's projected 2007 cash flow of approximately $90 million, provide a number of competitive options in a taxable environment.

"After approximately 16 months of operation as a Trust, a foundation of stabilized production has been built. With 2007 average decline rates of approximately 24%, and the ability to add production through the drill bit at less than $26,000 per flowing boe within our core districts, the Trust's focus can now switch to growth-oriented projects. Thunder's inventory of exploitation and drillable prospects totals nearly fours years' worth of activity. Although uncertainty remains with the federal government's proposed tax changes, Thunder's tax pools and extensive drilling targets provide the Trust with a number of value maximizing strategic options", said Stuart Keck, President and CEO.

For further information please contact:

Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance & C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635
Facsimile: 403 232-1317
www.thunderenergy.com

Forward Looking Statements

This press release contains forward-looking statements. More particularly, this press release contains statements concerning the Trust's forecast production of oil and natural gas for 2007, forecast cash flow for 2007, planned exploration and development activities and planned capital expenditures

The forward-looking statements are based on certain key expectations and assumptions made by the Trust, including expectations and assumptions concerning prevailing commodity prices and exchange rates, availability and cost of labor and services, the timing of receipt of regulatory approvals, the performance of existing wells, the success obtained in drilling new wells and the performance of new wells and the sufficiency of budgeted capital expenditures in carrying out the Trust's planned activities.

Although the Trust believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Trust can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks associated with the oil and gas industry in general (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuations and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. These risks are set out in more detail in the Trust's annual information form for the year ended December 31, 2005, which can be accessed at www.sedar.com.

Note: Boe means barrel of oil equivalent on the basis of 1 boe to 6,000 cubic feet of natural gas. Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of 1 boe for 6,000 cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner.

File #82-34957

THUNDER ENERGY TRUST | NEWS RELEASE | THY.UN

Thunder Announces Support for the Canadian Coalition of Energy Trusts

Calgary, Alberta. November 28, 2006 - Thunder Energy Trust (TSX: THY.UN) today announced its ongoing support for the Coalition of Canadian Energy Trusts (CCET), which was created by Canada's oil and gas trusts following the federal government's announcement in late October of proposed tax changes for income trusts. Along with CCET, Thunder is calling for the federal government to immediately open up a process of meaningful and constructive consultation with the oil and gas income trust sector in order that it continue to play a unique and progressive role in Canada's economy. In addition, Thunder Energy Trust is a member of and supports the efforts of the Canadian Association of Income Trusts (CAIF).

Thunder Energy Trust believes that the proposed tax changes are ill-conceived, as was evidenced by a 20% decline in the market capitalization of oil and gas trusts, which translated to a $35 billion blow to the net worth of investors in just two days after the government's announcement. Foreign investors were also impacted, as was the Canada Pension Plan and private pension plans. That immediate erosion in confidence in Canada's equity markets was seen with a similar drop in the shares of the oil service sector and junior oil and gas stocks.

Thunder Energy Trust believes that longer term, there will be significant damage to the Canadian economy, the reputation of the nation's capital markets, and the livelihood of investors, particularly those who rely on income trusts as a source of regular income.

The energy trust sector is a significant contributor to the Canadian economy. Oil and gas trusts account for 20% of Canada's daily production (1 million barrels of oil equivalent per day) and are integral to harvesting mature assets, which are no longer economically attractive to larger, exploration-focused companies. Over the past five years, energy trusts have invested more than $10 billion in development of oil and gas assets in Canada. The trust sector plays a role in development of technologies and engineering processes to efficiently exploit those assets, including investment in intellectual capital. Energy trusts provide a large base of employment across Western Canada, as well as contracting with numerous independent businesses. The sector pays substantial royalties to provincial governments and helps support the tax base of many local jurisdictions.

Thunder Energy Trust was created in July 2005 through the reorganization of three junior oil and gas companies. Since that time, Thunder Energy Trust has paid 15 monthly distributions totaling approximately $95 million to unitholders. Thunder Energy Trust employs 139 people based in its Calgary head office and in field offices located in northeast B.C. across Alberta to southeastern Saskatchewan. In the initial 15 months of operation, Thunder invested approximately $106 million in capital expenditures in projects across the three provinces.

Thunder Energy Trust believes that the Canadian government should engage in a meaningful and constructive process of consultation with all stakeholders, particularly energy trusts with the responsibility and duty to represent the interests of unitholders. A consultation process that is open and transparent is a critical link in ensuring oil and gas trust play a major role in ensuring a progressive and robust Canadian economy, without punitive impacts on investors in the energy trust sector.

Thunder Energy Trust is encouraging its unitholders and other concerned citizens to contact their Member of Parliament directly regarding this matter. Information about the proposed tax changes can be found at:

Canadian Department of Finance Backgrounder - www.fin.gc.ca/news06/06-061e.html
Coalition of Canadian Energy Trusts - www.canadianenergytrusts.ca

A directory of Members of Parliament can be found at:

www.canada.gc.ca/directories/direct_e.html.

For further information please contact:

Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance & C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635
Facsimile: 403 232-1317
www.thunderenergy.com